                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)

                           STRAYER EDUCATION, INC.
                      (Name of Subject Company (Issuer))

                           STRAYER EDUCATION, INC.
                       (Name of Filing Person (Issuer))

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  863236105
                    (CUSIP Number of Class of Securities)

                               HARRY T. WILKINS
                           CHIEF FINANCIAL OFFICER
                           STRAYER EDUCATION, INC.
                             8550 CINDER BED ROAD
                          NEWINGTON, VIRGINIA 22122
                                (703) 339-2558
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               With a Copy to:

              WALTER G. LOHR, JR.                               TREVOR S. NORWITZ
             HOGAN & HARTSON L.L.P.                       WACHTELL, LIPTON, ROSEN & KATZ
      111 SOUTH CALVERT STREET, SUITE 1600                     51 WEST 52ND STREET
              BALTIMORE, MD 21202                            NEW YORK, NY 10019-6150
                 (410) 659-2700                                   (212) 403-1000

                                 CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE**
      ---------------------                                      ----------------------
           $212,500,000.00                                           $42,500.00

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 8,500,000 shares of Common Stock are purchased at a price per share of $25.00.

**Previously paid.

[ ]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                Filing Party:  N/A
                         ---                               ---
Form or Registration No.:  N/A              Date Filed:  N/A
                           ---                           ---

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.   [ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.[ ]

        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO relates to the offer by Strayer Education, Inc., a Maryland corporation (the "Company"), to purchase up to 8,500,000 shares of Strayer's common stock, $.01 par value per share, at a price per share of $25.00, net to the seller in cash without interest thereon. Strayer's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2001 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "offer". This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 1 to Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 1.   SUMMARY TERM SHEET.

ITEM 4.   TERMS OF THE TRANSACTION.

        Items 1 and 4 are hereby supplemented and amended as follows:

1. The first sentence of the second paragraph of the answer to the question "How much will we pay you for your shares and in what form of payment?" in the Summary section of the Offer to Purchase is amended to replace the words "as soon as practicable" with the word "promptly."

2. The first paragraph following the bullet points in section 7 of the Offer to Purchase is amended by inserting the following immediately after the third sentence:

               However, all conditions will be satisfied or waived on or before the Expiration Date.

3. The first paragraph of section 9 of the Offer to Purchase is amended by inserting the following immediately after the last sentence:

               We have agreed with the Investors to complete both the tender offer and the issuance of the series A convertible preferred stock at the same time.

                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               STRAYER EDUCATION, INC.


                                               By:    /s/ Harry T. Wilkins
                                                      --------------------
                                               Name:  Harry T. Wilkins
                                               Title: Chief Financial Officer


Dated: May 2, 2001

                                EXHIBIT INDEX

        Exhibit No.                         Description
        -----------                         -----------
        (a)(1)(A)    Form of Offer to Purchase, dated April 17, 2001.*

        (a)(1)(B)    Form of Letter of Transmittal (including Certification of
                     Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer
                     Identification Number on IRS Substitute Form W-9).*

        (a)(1)(C)    Form of Notice of Guaranteed Delivery.*

        (a)(1)(D)    Form of Letter to Brokers, Dealers, Commercial Banks,
                     Trust Companies and Other Nominees.*

        (a)(1)(E)    Form of Letter to Clients for Use by Brokers, Dealers,
                     Commercial Banks, Trust Companies and Other Nominees.*

        (a)(2-4)     Not applicable.

        (a)(5)(A) Text of Press Release issued by Strayer Education, Inc., dated November 29, 2000.**

        (a)(5)(B)    Form of Letter to Stockholders of Strayer Education,
                     Inc., dated April 17, 2001, from Robert S. Silberman,
                     President and Chief Executive Officer of Strayer
                     Education, Inc.*

        (b)          None.

        (d)(1)       Support and Option Agreement, dated as of November 28,
                     2000, by and among Strayer Education, Inc., Ron K.
                     Bailey, Beverly W. Bailey, and New Mountain Partners,
                     L.P. and DB Capital Investors, L.P. ***

        (d)(2)       Preferred Stock Purchase Agreement, dated as of November
                     28, 2000, by and among Strayer Education, Inc., and New
                     Mountain Partners, L.P. and DB Capital Investors, L.P.
                     ***

        (d)(3)       Form of Articles Supplementary of the Company. ***

        (g)          None.

        (h)          Not applicable.


*    Previously filed on Schedule TO-I on April 17, 2001.

**   Previously filed on Schedule TO-C on November 30, 2000.

*** Filed as an annex to the Company's Definitive Proxy Statement filed on February 14, 2001.